FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated February 4, 2019

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Banco Santander, S.A. (the “Issuer” or “Banco Santander”) announces its decision to carry out the optional early redemption of all outstanding issuances of preferred securities listed in the annex to this Material Fact (the “Preferred Securities” and the “Issuances”, respectively), all of which are traded on the Regulated Market of the London Stock Exchange. They were acquired on the Preferred Securities’ issue date by Banco Santander’s private banking clients within the framework of the commercial action announced via the Material Fact dated 27 January 2009, published on 28 January 2009 and with record number 103088.

The redemption of the Preferred Securities will be carried out pursuant to Condition 4 (Optional Redemption) of Part 4 (Conditions of the Preferred Securities) of the relevant prospectuses in connection with the Issuances, and will take place on 18 March 2019 (the “Redemption Date”). The decision of the Issuer to exercise the optional early redemption right is irrevocable, and holders of the Preferred Securities will be notified by means of the relevant notifications and notices, within the required timeframe, and for the purposes set out in the abovementioned prospectuses.

The redemption price, which will be equal to the outstanding nominal value of each Preferred Security plus any accrued and unpaid distribution associated to each Preferred Security up to (but excluding) the Redemption Date, will be paid to the holders of the Preferred Securities by the principal paying agent on the Redemption Date.

Boadilla del Monte (Madrid), 4 February 2019

ANNEX

- The issuance of the 653,995 Fixed Rate Non-cumulative Perpetual Guaranteed U.S. Dollar Preferred Securities of USD 1,500 each, Series 1, originally issued by Santander International Preferred, S.A. Unipersonal (now Banco Santander, as the result of the merger by absorption of the former by the latter), with ISIN code XS0418031778, and with an outstanding nominal amount of nine hundred and eighty million nine hundred and ninety-two thousand five hundred U.S. Dollars (USD 980,992,500);

- The issuance of the 8,582 Fixed Rate Non-cumulative Perpetual Guaranteed Euro Preferred Securities of EUR 1,000 each, Series 2, originally issued by Santander International Preferred, S.A. Unipersonal (and as indicated above, now Banco Santander), with ISIN code XS0418004452, and with an outstanding nominal amount of eight million five hundred and eighty-two thousand Euros (EUR 8,582,000);

- The issuance of the 12,122 Fixed Rate Non-cumulative Perpetual Guaranteed U.S. Dollar Preferred Securities of USD 1,500 each, Series VI, originally issued by Santander Finance Capital, S.A. Unipersonal (now Banco Santander, as the result of the merger by absorption of the former by the latter), with ISIN code XS0418133426, and with an outstanding nominal amount of seventeen million one hundred and ninety-nine thousand U.S. Dollars (USD 17,199,000);

- The issuance of the 333 Fixed Rate Non-cumulative Perpetual Guaranteed U.S. Dollar Preferred Securities of USD 75,000 each, Series VII, originally issued by Santander Finance Capital, S.A. Unipersonal (and as indicated above, now Banco Santander), with ISIN code XS0418134317, and with an outstanding nominal amount of twenty-four million nine hundred thousand U.S. Dollars (USD 24,900,000);

- The issuance of the 313,745 Fixed Rate Non-cumulative Perpetual Guaranteed Euro Preferred Securities of EUR 1,000 each, Series VIII, originally issued by Santander Finance Capital, S.A. Unipersonal (and as indicated above, now Banco Santander), with ISIN code XS0418134663, and with an outstanding nominal amount of three hundred and two million four hundred and twenty five thousand Euros (EUR 302,425,000); and

- The issuance of the 3,074 Fixed Rate Non-cumulative Perpetual Guaranteed Euro Preferred Securities of EUR 50,000 each, Series IX, originally issued by Santander Finance Capital, S.A. Unipersonal (and as indicated above, now Banco Santander), with ISIN code XS0418135041, and with an outstanding nominal amount of one hundred and fifty-two million four hundred thousand Euros (EUR 152,400,000).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 4, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer